RIDER#	6

This rider, effective 12:01am	July 1, 2007 forms a part of
Bond number	966-84-89

Issued to WELLS FARGO FUNDS TRUST, ET AL

By National Union Fire Insurance Company of Pittsburgh, Pa.

LIMIT OF LIABILITY INCREASE

In consideration of the premium charged of $19,077, it is hereby understood and agreed Item 3 of the declarations, limit of liability 15 million excess of 90 million is deleted and replaced by 20 million excess of 90 million.

All other terms conditions and exclusions of this policy remain unchanged.

RIDER 6

ENDORSEMENT# 7

This endorsement, effective 12:01 am	March 1, 2007	forms a part of

Policy number	966-84-89
Issued to	WELLS FARGO FUNDS TRUST, ET AL

By	National Union Fire Insurance company of Pittsburgh, PA

Forms Index (Amended)

In consideration of the premium charged, it is hereby understood and agreed that the “Forms Index” Endorsement is amended to include the following:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPR		LIMIT OF LIABILITY INCREASE
PENMAN	1/05	Forms Index (Amended)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.